Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015 Adjusted	2014 Adjusted	2013	2012
Income (loss) before income taxes	$(5.0)	$(142.0)	$(71.7)	$68.7	$127.6	$234.3
Plus:
Fixed charges	4.1	13.4	5.5	8.9	12.0	5.8
Amortization of capitalized interest	0.5	1.9	1.7	0.7	0.6	0.6
Less:
Interest capitalized	0.2	0.7	1.0	6.9	10.8	4.5
Earnings (loss)	(0.6)	(127.4)	(65.5)	71.4	129.4	236.2
Interest (A)	3.4	10.6	3.9	7.1	11.0	4.8
Amortization of deferred financing costs	0.4	1.5	0.5	0.9	0.1	0.2
Interest portion of rental expense	0.3	1.3	1.1	0.9	0.9	0.8
Fixed Charges	$4.1	$13.4	$5.5	$8.9	$12.0	$5.8
Ratio of Earnings to Fixed Charges	(B)	(B)	(B)	8.02	10.78	40.72

(A) Amount includes interest expense on debt and capitalized interest during the period.

(B) For the quarter ended March 31, 2017, there was a deficiency of earnings to cover the fixed charges of $3.2 million. For the year ended December 31, 2016, there was a deficiency of earnings to cover the fixed charges of $114.2 million. For the year ended December 31, 2015, there was a deficiency of earnings to cover the fixed charges of $60.0 million. Accordingly, the ratios for these periods have not been presented.